December 5, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER UPDATES DRILLING RESULTS
FOR SAN IGNACIO PROPERTY, GUANAJUATO;
GRANTS STOCK OPTIONS TO NEW PERSONNEL

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to provide an update on a further 12 surface diamond drill holes from the ongoing program at the Company’s wholly-owned San Ignacio Project in Guanajuato, Mexico. Drill-holes ESI11-039 to ESI11-050, inclusive, were drilled from section 450N to section 700N, confirming vein continuity with mineralized vein widths of up to nine metres, and in-filling the Intermediate zone extension to the south, and defining the Nombre de Dios zone. Assays from drill core continue to demonstrate higher gold:silver ratios than at the main Guanajuato Mine.

Drilling at San Ignacio is currently progressing north to 900N, confirming and filling in the Melladito, Intermediate, and Nombre de Dios veins on a 50 metre by 50 metre spacing in preparation for a Mineral Resource update which is anticipated later in the second quarter, 2012. The initial inferred mineral resource estimate (see news release October 11, 2011) comprises 611,000 tonnes grading 127 g/t silver and 2.05 g/t gold (4,494,000 Silver Equivalent Ounces) and represents results from just the first 24 diamond drill holes over a strike length of only 300 metres. The mineralized zones remain open along strike to the north and south along the entire four kilometre long property. As drilling productivity has recently doubled, the addition of a second drill to the program has been rescheduled for the first quarter, 2012.

Highlights (see table below) of the Intermediate zone drilling include 213g/t silver and 5.12g/t gold over a true width of 3.26 metres, and 201g/t silver and 6.34g/t gold over a true width of 4.96 metres in ESI11-039 (section 450N). These two intersections are separated by a void with a true width of approximately 0.7 metres that is possibly an old mine working from the 1800’s implying a vein width of almost nine metres from which only a very narrow portion has been previously mined. On section 700N drill-hole ESI11-048 intersected 296g/t silver and 1.28g/t gold over a true width of 3.86 metres in the Intermediate zone at an elevation of 2345 metres above sea level (“masl”), presently the intersection at the highest elevation with significant mineralization (see sections and longitudinal posted on the Company website at www.greatpanther.com).

The Nombre de Dios vein drilling demonstrates a thickening of the vein on section 600N, also at a high elevation of 2335 masl, with an intersection of 106g/t silver and 2.11g/t gold over a true width of 5.15 metres in ESI11-044 (section 600N). Fill-in drilling on the Melladito vein included 198g/t silver and 2.26g/t gold over a true width of 3.69 metres in ESI11-048 (section 700N).

Presently, and through to February 2012, the drill rig is completing fill-in holes to upgrade the mineral resource estimate, anticipated near the end of the second quarter of 2012. A second drill will be added to the project in the first quarter 2012 to expand the drilling south of section 450N for approximately 800 metres, northwards of section 900N for approximately 300 metres, and to initially test a 600 metre strike portion on the southern San Antonio claim. Drill-hole sections for 450N, 550N, 600N, 650N and 700N have been modified with the new drilling and posted on the website.

Detailed geological mapping, structural geological studies, outcrop sampling, and re-sampling of old underground workings are on-going to highlight additional priority targets along the four kilometres of prospective structures.

The San Ignacio Project is located in the La Luz vein system of the Guanajuato silver-gold district, in central Mexico, 20 kilometres by vehicle from the Company’s Guanajuato Mine milling facility. Processing of some low grade dump material from the San Ignacio property demonstrates satisfactory gold and silver recoveries and excellent concentrate quality. A program of metallurgical testwork has been initiated to establish optimal performance requirements relating to the Guanajuato processing plant.

Table of Significant Intersections from ESI11-039 through to ESI11-050

Hole ID	From (m)	To (m)	Width (m)	True Width (m)	Au g/t	Ag g/t	Zone	Section
ESI11-039	39.55	41.55	2.00	1.28	3.32	180	Unnamed	450N
ESI11-039	44.15	45.55	1.40	0.90	9.20	173	Unnamed	450N
ESI11-039	139.25	144.35	5.10	3.26	5.12	213	Intermediate	450N
ESI11-039	145.45	153.20	7.75	4.96	6.34	201	Intermediate	450N
ESI11-040	62.05	63.30	1.25	0.80	0.53	96	Unnamed	550N
ESI11-040	84.45	86.55	2.10	1.34	0.59	97	Unnamed	550N
ESI11-040	143.35	145.05	1.70	1.09	1.05	29	Intermediate	550N
ESI11-040	148.40	149.30	0.90	0.58	4.81	44	Unnamed	550N
ESI11-041	129.60	131.40	1.80	1.39	4.13	173	Intermediate	600N
ESI11-042	225.20	227.75	2.55	1.63	2.59	16	Melladito	600N
ESI11-043	193.82	197.25	3.43	1.72	5.64	445	Intermediate	600N
ESI11-043	264.75	269.00	4.25	2.13	0.72	9	Melladito	600N
ESI11-044	62.00	67.20	5.20	5.15	2.11	106	Nombre de Dios	600N
ESI11-045	100.00	102.85	2.85	2.59	3.71	164	Nombre de Dios	600N
ESI11-046	187.60	189.60	2.00	0.84	0.52	76	Intermediate	650N
ESI11-047	90.00	90.55	0.55	0.52	1.28	141	Nombre de Dios	650N
ESI11-048	68.35	73.79	5.44	3.86	1.28	296	Intermediate	700N
ESI11-048	87.80	88.39	0.59	0.42	9.41	25	Unnamed	700N
ESI11-048	140.20	145.40	5.20	3.69	2.26	198	Melladito	700N
ESI11-049	90.13	91.52	1.39	0.75	1.00	119	Intermediate	700N
ESI11-049	171.80	176.95	5.15	3.14	1.35	135	Melladito	700N
ESI11-050	139.30	141.20	1.90	0.91	1.41	222	Intermediate	700N

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine and San Ignacio Project, under the meaning of NI 43-101, and has overseen all of the aforementioned work. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples is being conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

The Company also announces that it has granted a total of 2,705,000 stock options to new (since the last grant in November 2010) directors, new employees and new consultants, under its stock option plan. The options are exercisable at a price of $2.40 and expire five years from the date of grant.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.